Exhibit 21.1

Subsidiaries of the Registrant

Active subsidiaries of The Corporate Executive Board Company as of December 31, 2004:

Company Name	Jurisdiction of Organization

The Corporate Executive Board Company (UK) Ltd.	United Kingdom
Corporate Executive Board India Private Ltd.	India